Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Owl Rock Core Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$79,059,623	0.00927%	$ 7,328.83

Fees Previously Paid	$0.00		$ 7,328.83

Total Transaction Valuation	$79,059,623

Total Fees Due for Filing			$ 7,328.83

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$ 7,328.83